October 12, 2010

VIA EDGAR

Mr. John Cash

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Evercore Partners Inc.
File No. 1-32975

Dear Mr. Cash:

Evercore Partners Inc. is pleased to respond to your letter of September 29, 2010, concerning its Form 10-Q for the period ended June 30, 2010. In this letter, references to “Evercore,” the “Company,” “we,” “us,” “our,” refer to Evercore Partners Inc., a Delaware corporation, and its consolidated subsidiaries. For your convenience, we have restated your comment below preceding our response.

Form 10-Q for the quarterly period ended June 30, 2010

Note 4 – Business Changes and Developments, page 10

1.	We note your response to our prior comment two. Please provide us a more specific and comprehensive discussion of how you determined that each of the actions that require a super-majority vote are protective in nature and are not part of the ordinary course of business, particularly the actions under items one (b), two, four, five and six.

Management’s Response:

In our letter dated September 24, 2010, we summarized the role of the Management Committee of Atalanta Sosnoff (“Atalanta”) as the governing committee with the decision making power over operations of the business, including products, pricing, amendments or termination of any material agreements, budgets, financing, capital expenditures and hiring and firing of employees. We have majority voting control of the Management Committee and therefore, under the provisions in Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Manual section ASC 810-Consolidations, there is a presumption that we should consolidate Atalanta. Contemporaneous with our acquisition of Atalanta, we evaluated whether any of the veto rights granted to the minority shareholders would overcome the presumption that we should consolidate Atalanta. Our conclusion was that these rights were protective in nature and accordingly, we determined that we were required to consolidate Atalanta.

The protective rights held by the minority investors of Atalanta represent matters that are subject to super-majority vote by the Management Committee. Below is a summary of the material actions requiring super-majority vote:

1.	(a) Acquiring any material amount of assets or other properties (other than capital expenditures and investments in the ordinary course of business).

(b) Selling, transferring or otherwise disposing of any material assets or other properties.

2.	(a) Permitting any member or other officer or employee to have a direct or indirect economic interest in any investment product of Atalanta (other than a bona fide investment as an investor in such product).

(b) Managing more than 10% in the aggregate of total assets under management of Atalanta for certain defined related parties for fees which are different from fees charged to third party clients

3.	Authorizing, issuing, acquiring or redeeming any interest or other equity or ownership interests or other securities of any type in Atalanta for issuances exceeding 5% of the then outstanding ownership interests.

4.	Making any distributions in respect of membership or other equity or ownership interests in Atalanta other than as expressly provided for in other provisions of the Agreement.

5.	Initiating any material litigation or arbitration or settling or compromising any litigation, arbitration, investigation, audit or other proceeding.

6.	Creating or amending material compensation plans for key executives and employees, including ncentive or equity plans.

7.	Making, changing or revoking any tax election, waiving or extending the statute of limitations in respect of taxes, amending any tax return, entering into any closing agreement with respect to taxes, or surrendering any right to a claim for a tax refund.

8.	Amending the Agreement in all material instances where supermajority approval is required except for the correction of missing or ambiguous terms.

9.	Taking any other material action not specifically addressed in the Agreement which is outside of the day-to-day ordinary course of business operations of Atalanta.

10.	Entering into any material agreement with Evercore or any of its controlled affiliates on terms that, taken as a whole, are not as favorable to Atalanta as could reasonably be obtained with a third party that is not an affiliate of Atalanta.

11.	Changing the principal place of business or opening new offices.

12.	Acquiring or forming any Subsidiary with, at such time, 10% or more of the total consolidated assets of Atalanta

Our evaluation of these veto rights focused on the nature and purpose of the rights and the probability of the rights being exercised consistent with the guidance of ASC 810 highlighted below.

ASC 810-10-25-11 defines specific rights held by non-controlling shareholders as substantive participating rights which overcome the presumption that a party with a majority voting interest controls an investee. ASC 810-10-25-11 states, in part:

The following list is illustrative of substantive participating rights, but is not necessarily all-inclusive.

a.	Selecting, terminating and setting the compensation of management responsible for implementing the investee’s policies and procedures
b.	Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.

The rights held by Atalanta’s management do not include either of the two veto powers referred to above.

With respect to veto rights other than the two indicated above, ASC 810-10-25-12 states:

Individual rights, such as the right to veto the termination of management responsible for implementing the investee’s policies and procedures, should be assessed based on the facts and circumstances to determine if they are substantive participating rights in and of themselves.

Accordingly, we assessed each of the veto rights granted to the minority shareholders of Atalanta to determine whether facts and circumstances indicated that such rights are participatory. In performing this evaluation, we applied the guidance in ASC 810-10-25-8 and ASC 810-10-25-13(e):

25-8 - For purposes of this Subsection, decisions made in the ordinary course of business are defined as decisions about matters of a type consistent with those normally expected to be addressed in directing and carrying out the entity’s current business activities, regardless of whether the events or transactions that would necessitate such decisions are expected to occur in the near term. However, it must be at least reasonably possible that those events or transactions that would necessitate such decisions will occur. The ordinary course of business definition would not include self-dealing transactions with controlling shareholders.

25-13(e) – Certain noncontrolling rights may provide for the noncontrolling shareholder to participate in significant decisions that would be expected to be made in certain business activities in the ordinary course of business; however, the existence of such noncontrolling rights shall not overcome the presumption that the majority shall consolidate, if it is remote that the event or transaction that requires noncontrolling shareholder approval will occur.

We concluded that each of the veto rights granted to the minority investors are designed to protect the minority investors against circumstances which are outside of the ordinary course of business and/or have a remote probability of occurring. Further, many of the veto rights are specifically intended to protect the minority holders from self-dealing transactions initiated by Evercore.

A detailed discussion of the rights held by Atalanta’s minority investors as related to the Staff’s specific inquiry is as follows:

1 (b) – As an investment advisor, Atalanta does not carry significant assets on their balance sheet. Assets held are primarily cash, accounts receivable, furniture and equipment and leasehold improvements. Since the receivables are expected to be collected in the near-term and there are no plans to re-locate their operations, it is a remote probability that a significant portion of Atalanta’s assets or properties will be sold. Therefore, this right is designed to protect the minority investors against a significant business disruption rather than changes in the ordinary course of business.

Further, the right provides the minority holder with protection against Evercore unilaterally initiating a transaction to transfer parts of the business to another affiliated entity within the Evercore group.

2 (a) & (b) – These provisions are intended to protect the minority holder’s economic interests from dilution that could result from Evercore unilaterally imposing non-arms length fee arrangements upon the investment management activities of Atalanta. By way of example, 2(a) requires supermajority approval of an arrangement in which a member, officer or employee, would receive a carried interest\performance fee associated with specific asset management activities of Atalanta. Similarly, 2(b) would require supermajority approval of an arrangement in which Evercore imposed a below market fee on assets that are managed by Atalanta. Both 2(a) and 2(b) are clear that supermajority approval is not required for investment in funds or affiliate asset management arrangements that are bone fide and executed at market terms in the normal course of business.

4 – Atalanta operates in the form of an LLC. It is the intent of the parties, as evidenced by the terms of the Operating Agreement, to distribute current earnings quarterly to the members. Accordingly, any distributions made outside of the terms of the Operating Agreement, are considered to be outside of the ordinary course of business and, are akin to the protective rights discussed in ASC 810-10-25-10 with respect to the issuance or repurchase of equity interests.

5 – Atalanta does not have a history of either initiating or settling any significant litigation or arbitration matters and, based upon our current operations and future business plans, we would expect the probability of such matters occurring to be remote.

6 – Atalanta has a small number of highly qualified and valued individuals on their management team. It was the intent of the parties to stipulate in the Management Agreement the bonus arrangements in order to ensure a fair market-based compensation structure. It was also the intent of the parties that this arrangement would not change frequently. Similarly, the documents provide for the requirement of super-majority vote to effect any material change to the compensation structure. Based on a consideration of these factors, we concluded that it is remote that any change to the compensation arrangement would occur. We also considered the fact that no change to the current compensation structure is necessary for us to execute our business plans. The minority investors do not have the ability to block current compensation programs, only the ability to veto changes to those programs. If a change was pursued, and the minority investors vetoed that change, the compensation programs would simply revert to their current form. The current form of our compensation programs is adequate for us to execute our business plans. The originally published consensus for EITF Issue No. 96-16 provided an example of this type of veto right (in which a veto would simply cause a plan to revert to its current form without operational disruption) and concluded that it would not enable the minority interest to effectively participate in management. That example is as follows:

Provisions that govern what will occur if the minority shareholder blocks the action of an owner of a majority voting interest need to be considered to determine whether the right of the minority shareholder to block has substance. For example, if (a) the shareholder agreement provides that if the minority shareholder blocks the approval of an operating budget, then the budget simply defaults to last year’s budget adjusted for inflation and (b) the investee is a mature business for which year-to-year operating budgets would not be expected to vary significantly, then the rights of the minority shareholder to block the approval of the operating budget do not allow the minority shareholder to effectively participate and are not substantive.

Further, in our analysis of item 6 (and other supermajority voting requirements more broadly), we considered the fact that we are capable of terminating the employment of Atalanta’s officers and selecting replacements. This ability limits the power held by the minority investors through their right to veto changes to current compensation programs or other matters.

Based upon the detailed accounting analysis outlined above, which considered the facts and circumstances surrounding each of the veto rights granted to the minority investors, we concluded that substantive participating rights do not exist, and therefore that we are required to consolidate Atalanta.

In order to ensure that investors have a complete understanding of the basis for our accounting conclusion, we intend to expand our disclosure with respect to these protective rights with the underlined text in our third quarter Form 10-Q.

Atalanta Sosnoff Capital, LLC – In May 2010, the Company purchased an interest in Atalanta, representing a 49% economic interest, for a cash purchase price of $68,992. Following the consummation of the transaction, the remainder of Atalanta’s economic interests, which includes management’s profits interest, are owned by the senior management of Atalanta. The senior management of Atalanta retains interests comprised of Series A-2 Capital Interests, Series B Capital Interests and Series C Profits Interests, which represents 5.5%, 19.6% and 25.9%, respectively, for a 51% economic interest. The Company owns Series A-1 Capital Interests, which represents a 49% economic interest. The Series C interest is a profits interest; accordingly, the Company is required to account for this interest as a compensation arrangement. Excluding the Series C interest, the Company’s equity interest in Atalanta is 66%. Atalanta was purchased to expand on the Company’s asset management capabilities. Atalanta manages assets for institutional, high net-worth and broker advised clients, and is focused on managing large-cap U.S. equity and balanced accounts. The Company consolidates the financial results of Atalanta based on provisions in the Operating Agreement which give the Company the majority vote in the Management Committee of Atalanta, which is the governing committee with decision making power over Atalanta’s operations. The Management Committee of Atalanta controls the operations of Atalanta, including actions such as the appointment and termination of key management members of Atalanta, the approval of Atalanta’s budget as well as any material expenditures outside of its budget, the launch of new products or material changes in the pricing of existing products, and entering or exiting lines of business. Responsibility for day-to-day operations is vested with the management of Atalanta, including client relationships and discretionary investment decisions. The senior management of Atalanta, through a supermajority vote of the Management Committee, retains customary protective rights over specified matters that may arise outside of the ordinary course of business and/or where the probability of occurrence is remote.

* * * * * * * * * * * * * * * *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 212-857-7468 or Paul Pensa, our Controller and Principal Accounting Officer at 212-822-7573.

Sincerely,

/s/ Robert B. Walsh
Robert B. Walsh
Chief Financial Officer

cc:	Tricia Armelin, Securities & Exchange Commission
Paul Pensa, Controller and Principal Accounting Officer
Adam Frankel, General Counsel and Corporate Secretary
Michael Thompson, Deloitte & Touche LLP